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Exhibit 12.1

Six Flags, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Earnings:
Income (loss) before cumulative effect of an accounting change	34,840	(30,526)	(51,959)	(58,102)	(44,644)	(114,136)	(122,374)
Income tax expense (benefit)	40,190	16,830	5,622	(12,422)	(15,422)	(70,914)	(81,607)
Interest expense	149,820	193,965	232,336	230,033	231,245	118,363	107,696
Early repurchase of debt	1,314	18,826	—	13,756	29,895	—	—
Equity in loss (income) of partnerships	(24,054)	(26,180)	(11,833)	(21,512)	(15,664)	5,232	8,143
Distributions received from equity investees	19,931	17,656	33,531	26,973	26,679	4,444	2,327
Minority interest in earnings	960	100	—	—	—	—	—
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	1,909	2,070

Adjusted earnings (loss)	225,640	194,271	210,788	182,543	216,228	(55,102)	(83,745)

Fixed Charges
Interest expense	149,820	193,965	232,336	230,033	231,245	118,363	107,696
1/3 of rental expense	2,639	3,500	3,091	3,817	4,139	1,909	2,070

Total fixed charges	152,459	197,465	235,427	233,850	235,384	120,272	109,766

Ratio of earnings to fixed charges	1.5	1.0	0.9	0.8	0.9	NM	NM
Deficiency		3,194	24,639	51,307	19,156	175,374	193,511

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Six Flags, Inc.